UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-13251

GENERAL REVENUE CORPORATION 401(k) AND PROFIT SHARING PLAN

(Full title of the Plan)

SLM CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

11600 Sallie Mae Drive

Reston, Virginia 20193

(address of principal executive office of the issuer)

GENERAL REVENUE CORPORATION 401(k) AND PROFIT SHARING PLAN

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Auditors

To the Participants and Plan Administrator of the

General Revenue Corporation 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the General Revenue Credit 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management; our responsibly is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In their report dated September 13, 2002, the predecessor auditors were unable to, and did not, express an opinion on the statement of net assets available for benefits as of December 31, 2001 because, at the instruction of the plan administrator, they did not perform any auditing procedures with respect to the information summarized in Note 6 in those financial statements. The Plan administrator has now instructed us to perform, and we did perform, an audit of the statement of net assets available for benefits as of December 31, 2001 in accordance with auditing standards generally accepted in the United States of America. Accordingly, we are now able to express an opinion on those financial statements.

In our opinion, the financial statements referred to in the first paragraph of this report present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia

June 25, 2003

GENERAL REVENUE CORPORATION 401(k)

AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001
Investments, at fair value (Note 3)	$2,792,869	$3,053,249
Loans to Plan Participants	82,916	69,856
Receivables:
Employer	102,404	65,991
Participants	—	44,610
Accrued interest	—	4,638

Total receivables	102,404	115,239

Net assets available for benefits	$2,978,189	$3,238,344

The accompanying notes are an integral part of these financial statements.

GENERAL REVENUE CORPORATION 401(k)

AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2002

Additions to net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	$(831,149)
Dividends	29,078
Interest	3,070

Investment loss	(799,001)

Contributions:
Participant	623,811
Employer	132,723

756,534

Deduction from net assets attributed to benefits paid to participants	(217,688)

Net deductions	(260,155)

Net assets available for benefits:
Beginning of year	$3,238,344

End of year	$2,978,189

The accompanying notes are an integral part of these financial statements.

GENERAL REVENUE CORPORATION 401(k)

AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

General

General Revenue Corporation 401(k) and Profit Sharing Plan (the “Plan”) was first adopted on July 1, 1984 for the benefit of eligible employees electing to participate in the Plan (the “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan covers substantially all employees of General Revenue Corporation (the “Company” or the “Employer”), a wholly owned subsidiary of SLM Corporation who have completed 3 months of service and have attained the age of 21.

On October 15, 2002, the Plan changed Trustees from Merrill Lynch Trust Company (“Merrill Lynch”) to Fidelity Management Trust Company (“Fidelity”). All assets of the Plan were transferred on November 1, 2002 to the new Trustee. In addition, on October 15, 2002, the Plan changed Plan sponsors from the Company to SLM Corporation.

Contributions and Vesting

Participants may contribute no less than 1 percent or more than 15 percent of their pre-tax compensation for the contribution period up to the Internal Revenue Service maximum of $11,000 in 2002.

After 1,000 hours of service and employment as of the last day of the Plan year, the Employer may make a discretionary contribution at the end of the Plan year. The Employer contribution is not to exceed 100% of the first 6% of participant compensation contributed as an elective deferral. If the Plan becomes top heavy in any plan year, the Employer may be required to make a contribution, which is allocated to certain Participants’ accounts. During 2002, there were $30,318 forfeitures used to reduce Employer contributions. Unused forfeitures at December 31, 2002 were $12,883, which will be used to offset future Employer contributions.

Participants vest in Employer contributions and earnings thereon in accordance with the following schedule:

Vesting Percentage
Two but less than three years of service	20%
Three but less than four years of service	40%
Four but less than five years of service	60%
Five but less than six years of service	80%
Six years of service	100%

GENERAL REVENUE CORPORATION 401(k)

AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Other Contributions

The Plan also allows for a profit sharing contribution, whereby the Company will determine the amount of net profits, if any, to contribute to the Plan. There were no profit sharing contributions made during 2002.

Participant loans

Participants may borrow from their fund accounts starting at a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Participants may only have one loan outstanding at any time. The term of the loan shall be a minimum of five years, except in the case of a loan that is used in regards to the Participant’s principal residence, which must be repaid over thirty years. The loans are secured by the balance in the Participant’s account and bear interest at the prime rate established by the Federal Reserve at the origination date of the loan for the period from November 1, 2002 to December 31, 2002. Prior to this period, loans would bear interest at the prime rate established by the Federal Reserve at the origination date plus 1%. Principal and interest is paid through bi-weekly payroll deduction.

Investment elections

For the period from October 15, 2002 to December 31, 2002, Fidelity was the Plan trustee and recordkeeper. Prior to this, Merrill Lynch was the Trustee. On October 15, 2002, the Company changed the Trustee, and all assets of the Plan were transferred on this date. Contributions are invested, based on Participants’ instructions, in any of the various investment options selected by the Sallie Mae 401(k) Savings Plan and Investment Committees. At December 31, 2002, the Plan offered various mutual funds, an employer stock fund and a money market fund.

For the period from January 1, 2001 to October 31, 2002, the Plan’s investments consisted of mutual funds managed by Merrill Lynch.

Participant accounts

Each Participant’s account is credited with the Participant’s and Company’s contributions and a pro-rata allocation of the Plan’s earnings (losses). Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Payment of benefits

Participants may withdraw funds from their account upon retirement, disability, separation from employment, or attainment of age 59 1/2. Distributions shall be made by a lump sum payment, reduced by the outstanding balance of any loan not repaid by the Participant.

Administrative expenses

Participants pay fees for loans and withdrawals, and terminated participants pay annual maintenance fees. The Participant costs are charged directly to the Participant’s account and are reflected in the statement of changes in net assets available for benefits as a component of investment loss. The Employer bears the remaining cost of Plan administration, except for commissions associated with common stock purchases and sales.

GENERAL REVENUE CORPORATION 401(k)

AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies

Basis of accounting

The Plan maintains its accounting records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment valuation and income recognition

Money market funds are carried at cost, which approximates fair value. Plan investments in mutual funds and common stock are stated at fair value. Quoted market prices are used to value these investments. The fair value of mutual funds are determined based on the net asset value for shares held by the Plan. Loans to participants are valued at cost, which approximates fair value.

The Plan presents on the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Contributions

Contributions made by employees electing to participate in the Plan under salary reduction agreements and Employer contributions are recorded when payable into the plan.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Such estimates include those regarding fair value. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options. Such investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of the investment securities and risks in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Benefit payments

Benefits are recorded when paid.

GENERAL REVENUE CORPORATION 401(k)

AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The individual investments that represent 5 percent or more of the fair value of net assets available for benefits are as follows:

	2002	2001
Mutual Funds
Fidelity Magellan Fund,15,484 shares	$1,222,646	—
Fidelity OTC Portfolio, 15,593 shares	372,817	—
Fidelity Balanced Fund,14,136 shares	187,863	—
MFS Emerging Growth Fund, 15,230 shares	—	$505,962
Merrill Lynch Balanced Capital Fund, 7,543 shares	—	201,175
Alliance Premier Growth Fund, 41,229 shares	—	837,788
AIM Value Fund, 71,319 shares	—	775,242
Money Market Fund
Fidelity Retirement Government Money Market, 539,893 shares	539,893	—
Merrill Lynch Retirement Reserves, 443,866 shares	—	443,866

During 2002, the Plan’s investments (including investments bought, sold, or held during the year) depreciated in value by $831,149 due to a decrease in fair value associated with mutual funds.

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. In the event of Plan termination, Participants will become 100% vested in their accounts.

5.	Related Party Transactions

At December 31, 2002, certain Plan investments are shares of mutual funds or amounts of the Sallie Mae Stock Fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest. Fees paid by the Plan for administrative services were nominal for the year ended December 31, 2002.

Additionally, the Plan has investments in the Sallie Mae Stock Fund which is comprised principally of SLM Corporation stock. At December 31, 2002, the Plan held 260 units, valued at $6,634, which were purchased during the year. Such transactions qualify as party-in-interest transactions as SLM Corporation is the Plan’s sponsor.

For the period January 1, 2002 to November 1, 2002, Plan investments consisted of shares of mutual funds managed by Merrill Lynch. Merrill Lynch was the Trustee during this time period and therefore the transactions qualified as party-in-interest.

GENERAL REVENUE CORPORATION 401(k)

AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

6.	Income Tax Status

The Internal Revenue Service has determined and informed the Plan by letter dated February 8, 1993, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Although the Plan has been amended since the date of the letter, the Plan Administrator believes the amendments do not alter the tax status of the Plan and the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower of similar entity	Description of Investment	Cost**	Current Value
Mutual Funds:
* Fidelity Management Trust Company	Fidelity Magellan Fund		$1,222,646
* Fidelity Management Trust Company	Fidelity OTC Portfolio		372,817
* Fidelity Management Trust Company	Fidelity Balanced Fund		187,863
Pacific Investment Management Company	PIMCO Total Return Admin Fund		99,487
* Fidelity Management Trust Company	Spartan US Equity Index		93,454
* Fidelity Management Trust Company	Fidelity US Bond Index		87,694
* Fidelity Management Trust Company	Fidelity Diversified International Fund		86,054
Morgan Stanley Institutional Fund Trust	MSIFT Midcap Growth Advisor Fund		33,025
* Fidelity Management Trust Company	Fidelity Freedom 2020 Fund		16,825
* Fidelity Management Trust Company	Fidelity Freedom 2030 Fund		15,232
* Fidelity Management Trust Company	Fidelity Freedom 2010 Fund		12,790
* Fidelity Management Trust Company	Fidelity Freedom 2040 Fund		5,945
* Fidelity Management Trust Company	Fidelity Low Price Stock Fund		5,939
* Fidelity Management Trust Company	Fidelity Equity Income Fund		5,829
Morgan Stanley Institutional Fund Trust	MSIFT Value Advisor Fund		384
Baron Capital Group	Baron Growth Fund		205
* Fidelity Management Trust Company	Fidelity Freedom Income Fund		72
Janus Capital Corporation	Janus Worldwide		27
* Fidelity Management Trust Company	Fidelity Contrafund		27
* Fidelity Management Trust Company	Fidelity Growth and Income		27
Money Market Funds:
* Fidelity Management Trust Company	Fidelity Retirement Government Money Market Fund		539,893
Sallie Mae stock fund:
* SLM Corporation	Sallie Mae Stock Fund		6,634
* Participant Loans	Loans allowable under the plan instrument, collateralized by participant account balances, due in varying installments through 8/27/2007, with interest rates ranging from 4.25% to 10.50%.		82,916

Total Investments			$2,875,785

*	Denotes Party-In-Interest
**	Cost information is not required as investments are Participant-directed

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL REVENUE CORPORATION 401(k) AND PROFIT SHARING PLAN

(full Title of the Plan)

Date: September 30, 2003	By:	/s/ C.E. Andrews
C.E. Andrews
Executive Vice President, Accounting and Risk Management